Maya Global Solutions, Inc



ANNUAL REPORT

855 El Camino Real, Suite 13A-345

Palo Alto, CA 94301

(650) 400-7755

https://www.mayaglobalsolutions.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Maya Global Solutions, Inc. is a corporation organized under the laws of Delaware that offers a patented, intelligent network optimization solution that automatically prioritizes video and voice traffic, while managing bandwidth utilization, end-to-end, minimizing congestion up and downstream. The results are unrivaled video conferencing quality, crystal clear voice calls and responsive cloud-based applications over any WAN (wired or wireless) connection while providing security via a stateful firewall. It's a simple yet powerful solution that saves companies and home offices time and money. $7 million has been invested in our proprietary software and we have rights to 4 patents to protect our intellectual property.

Maya is a channel based company. We sell our offerings through Reseller, Distribution and OEM channels. We sell our Partners off the shelf hardware as a one-time Setup Fee, a subscription service for use of the Maya IQS software, and a subscription service for access to our Control Center portal that provides visibility, management and troubleshooting.

Maya purchased all the technology assets and patents from Inspeed Networks Inc., with the assistance of Cota Capital, in an Assignment for the Benefits of Creditors (ABC) process in 2019. The seller was no longer able to fund its operations, allowing Maya to acquire this technology for further development and commercialization. There is substantial overlap between the Directors and Officers of Maya Global Solutions, Inc. and Inspeed Networks Inc. (see Directors and Officers section for additional detail).

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,000.00

Number of Securities Sold: 10,000,000

Use of proceeds: To establish the company

Date: April 10, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

enue:

Without revenue generation the company can continue to operate for at least another 6 months. There are very few fixed costs, including headcount related, as all current staff are not on payroll, but remunerated on the basis of share options.

Foreseeable major expenses based on projections:

The future expenses will be predominantly headcount related, with some marketing expenditure.

The headcount increase is required to drive the growth of the company. Development and operational resources are required to support product development and managing growth, Most headcount growth will however be in the area of sales and marketing.

With a fully operational technical solution that can be rolled out worldwide, the principal efforts will be aimed at acquiring new customers to drive revenue growth.

There is a variable cost of sales element related to the sales of equipment to support the running of our technical solution.

Future operational challenges:

The main challenge will be to generate further revenue from an expanding network of resellers and agents across the globe. This can be a time consuming and challenging proces. An additional drive towards revenue comes from licensing the Maya Solution to mobile network operators and equipment manufacturers. Selling the Maya solution this way takes a lot of time and the end result is uncertain.

A further challenge will be to build the business of licensing our technical solution to manufacturers of networking equipment. Introducing our technical solution in that environment may be time consuming. By its very nature, deals of this kind can take some time to close, but when they happen they will be significant for the future of the company.

There is little or no risk associated with operating the technical solution itself, which has already been proven in practice. Further improvements will be made, but these are marginal and are not required to sell the solution from the start.

Future challenges related to capital resources:

Further capital is required to build the company up into an organisation capable to take advantage of the global opportunities that exist.

This will likely require a further relatively modest fundraise within the next 12-18 months.

Based on managements's forecasts, those funds will be sufficient to achieve profitability and a positive cashflow.

Future milestones and events:

Key milestones to achieve will be to build a sufficiently large reseller and agent network globally to generate the level of sales that are forecasted, as well as to sign agreements with network equipment manufacturers or mobile networks to achieve the forecasts for licensing income.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,206.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Michael Mansouri

Amount Owed: $11,000.00

Interest Rate: 5.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Mansouri

Michael Mansouri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Chief Executive Officer

Dates of Service: March 26, 2019 - Present

Responsibilities: General management. Working full time at the company, currently without any salary compensation. As the company raises more money and generates more revenue each officer will begin to be paid a salary based on a predetermined compensation schedule. The officers will receive a percentage of their predetermined salary depending on the level of funds of the company so that the company does not spend too much on officer salary.

Other business experience in the past three years:

Employer: MGI1 Security

Title: Managing Partner

Dates of Service: April 01, 2006 - Present

Responsibilities: Involvement in investment decisions

Other business experience in the past three years:

Employer: InSpeed Networks

Title: Chairman and CEO

Dates of Service: May 01, 2018 - December 31, 2018

Responsibilities: General management and chairman of the Board

Name: Marcel Puijk

Marcel Puijk's current primary role is with Cellectivity2Go Ltd. Marcel Puijk currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: February 12, 2021 - Present

Responsibilities: Responsible for the management of all financial matters. Working 20 hours per week currently for no cash compensation, but share options only.

Other business experience in the past three years:

Employer: Educe Mobile Ltd

Title: CFO

Dates of Service: February 24, 2015 - Present

Responsibilities: Advising on all financial and legal matters as well as complinace issues

Other business experience in the past three years:

Employer: Cellectivity2Go Ltd

Title: CEO

Dates of Service: July 22, 2013 - Present

Responsibilities: Advising on general and financial management issues as well as regulatory compliance

Other business experience in the past three years:

Employer: Tower Bridge Holding Ltd

Title: Director

Dates of Service: March 23, 2021 - Present

Responsibilities: Advisor on financial and regulatory compliance

Other business experience in the past three years:

Employer: Home Win Media Ltd

Title: Director

Dates of Service: August 26, 2020 - Present

Responsibilities: Advisory services on financial and regulatory compliance issues

Name: Ed Basart

Ed Basart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: January 01, 2020 - Present

Responsibilities: Full responsibility for setting and implementing the technology strategy for the technical solution. Working full time at the company, currently for no cash compensation. Option holder only. As the company raises more money and generates more revenue each officer will begin to be paid a salary based on a predetermined compensation schedule. The officers will receive a percentage of their predetermined salary depending on the level of funds of the company so that the company does not spend too much on officer salary.

Other business experience in the past three years:

Employer: InSpeed Networks

Title: Chief Strategist

Dates of Service: April 07, 2015 - January 31, 2019

Responsibilities: Founder, Board of Directors, Technical Futurist, Engineering Manager

Name: Barry Davis

Barry Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January 01, 2020 - Present

Responsibilities: Responsible for all the operational activities of the company. Works full time for the company without cash compensation. Option holder in the company. As the company raises more money and generates more revenue each officer will begin to be paid a salary based on a predetermined compensation schedule. The officers will receive a percentage of their predetermined salary depending on the level of funds of the company so that the company does not spend too much on officer salary.

Other business experience in the past three years:

Employer: InSpeed Networks

Title: VP of Business Operations

Dates of Service: February 01, 2017 - January 31, 2019

Responsibilities: Responsible for all operational activities at the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Michael Mansouri

Amount and nature of Beneficial ownership: 5,100,000

Percent of class: 51.0

Title of class: Class A Common Stock

Stockholder Name: Cota Capital Master Fund LP

Amount and nature of Beneficial ownership: 4,900,000

Percent of class: 49.0

RELATED PARTY TRANSACTIONS

Name of Entity: Michael Mansouri

Relationship to Company: Director

Nature / amount of interest in the transaction: Provision of a loan to the company

Material Terms: Mr Mansouri has provided a flexible loan to the company to allow it to pay for certain initial startup expenses.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each holder of outstanding shares of Class A Common Stock shall be entitled to one (1) vote in respect of each share of Class A Common Stock held thereby of record on the books of the Company.

Material Rights

Dividends

The holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of the assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a pershare basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 3,200,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The 3200000 shares outstanding of Class B Common Stock represent 3200000 shares of Class B Common Stock reserved for issuance under a company option pool.

Dividends

The holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of the assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Mandatory Conversion

In the event of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all Class B Common Stock shall be required to convert to Class A Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,069,998.16 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for optimizing internet bandwidth use. Our revenues are therefore dependent upon the market for devices and services that require optimization of internet bandwidth.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Maya Global Solutions was formed on 26 March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Maya Global Solutions has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively very low revenue. If you are investing in this company, it's because you think that the Maya Internet Quality Service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Maya Global Solutions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Maya Global Solutions could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Michael Mansouri, the CEO of Maya Global Solutions, Inc. (Maya), does not currently receive a salary for his work at Maya. Although Michael is a majority owner of Maya, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the company raises more money and generates more revenue Michael will begin to be paid a salary based on a predetermined compensation schedule. The percentage of Micheal's predetermined salary he receives will depend on the company's funds available taking into account amounts raised and revenue generated. However, if the company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Michael will be paid a salary for his work at Maya.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Maya Global Solutions, Inc

By   /s/ *Michael Mansouri*

Name: Michael Mansouri

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Maya Global Solutions, Inc

Financial Statements

Year ending December 31, 2021

Maya Global Solutions, Inc

BALANCE SHEET

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 2,206	$ 4,576
Accounts receivable—net	632	196
Total current assets	2,838	4,772
Total assets	$ 2,838	$ 4,772
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 131,473	$ 76,468
Deferred revenue	$ 411	$ -
Shareholder loan	11,000	5,000
Total current liabilities	142,884	81,468
Total liabilities	142,884	81,468
STOCKHOLDERS EQUITY		
Common Stock	1,000	1,000
Share subscription receivable	-	(1,000)
Retained earnings/(Accumulated Deficit)	(141,046)	(76,696)
Total stockholders' equity	(140,046)	(76,696)
Total liabilities and stockholders' equity	$ 2,838	$ 4,772

Maya Global Solutions, Inc

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	10,443	$	880
Cost of goods sold		12,735		8,359
Gross profit		(2,293)		(7,479)
Operating expenses				
General and administrative		59,040		36,304
Sales and marketing		3,018		1,009
Research and development		-		-
Total operating expenses		62,057		37,313
Operating income/(loss)		(64,350)		(44,792)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(64,350)		(44,792)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(64,350)	$	(44,792)

Statement of Cash Flow

Maya Global Solutions, Inc

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31, 2020 and 2021		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(64,350)	$	(44,792)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(436)		(196)
Deferred revenue		411		-
Share subscription receivable		1,000		-
Accounts payable		55,005		44,564
Net cash provided/(used) by operating activities		**(8,370)**		**(424)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Payment for equity				
Borrowing on Shareholder loan		6,000		5,000
Net cash provided/(used) by financing activities		**6,000**		**5,000**
Change in cash		(2,370)		4,576
Cash—beginning of year		4,576		-
Cash—end of year	**$**	**2,206**	**$**	**4,576**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

Statement in Changes of Equity

Maya Global Solutions, Inc

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2019, 2020 and 2021

(in , $US)	Common Class Shares	Common Class Amount	Share subscription receivables	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception, March 26, 2019					**$ -**
Issuance of Common Stock	10,000,000	$ 1,000	$ (1,000)		-
Net income/(loss)				(31,904)	(31,904)
Balance—December 31, 2019	10,000,000	1,000	(1,000)	$ (31,904)	**$ (31,904)**
Net income/(loss)				(44,792)	(44,792)
Balance—December 31, 2020	10,000,000	1,000	(1,000)	$ (76,696)	**$ (76,696)**
Net income/(loss)				(64,350)	(64,350)
Balance—December 31, 2020	10,000,000	**$ 1,000**	**$ (1,000)**	**$ (141,046)**	**$ (141,046)**

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

May Global Solutions, Inc was formed on March 26, 2019 (“Inception”) in the State of Delaware. The balance sheet of Maya Global Solutions (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Palo Alto, California.

Maya Global Solutions, Inc. offers a patented, intelligent network optimization solution that automatically prioritizes video and voice traffic, while managing bandwidth utilization, end-to-end, minimizing congestion up and downstream. The results are unrivaled video conferencing quality, crystal clear voice calls and responsive cloud-based applications over any WAN (wired or wireless) connection while providing security via a stateful firewall. It’s a simple yet powerful solution that saves companies and home offices time and money.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1
- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: the inability to sell enough of its solutions in the markets it is targeting, therefore missing its financial forecast, the inability to raise investment to fund its operations and the inability to carve out a position in a market with significant competitors. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from software licensing transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The

provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 28, 2022. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Account certification

I, Michael Mansouri, the Chief Executive Officer of Maya Global Solutions, Inc, hereby certify that the financial statements of Maya Global Solutions and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $10,442; taxable income of $(64,350) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 26th of April 2022

DocuSigned by:
Michael Mansouri
4CFCD12CF0FC45C...
________________________ (Signature)

Chairman
________________________ (Title)

4/26/2022
________________________ (Date)

CERTIFICATION

I, Michael Mansouri, Principal Executive Officer of Maya Global Solutions, Inc, hereby certify that the financial statements of Maya Global Solutions, Inc included in this Report are true and complete in all material respects.

Michael Mansouri

Chief Executive Officer